Exhibit 99.1

Swiss Corporate Governance Expert Supports Alcon Independent Director Committee’s Position against Novartis

o	Leading Swiss Corporate Governance Expert Says Novartis’ Merger Proposal Cannot Be Approved by the Alcon Board Without Prior Recommendation by the IDC

o	Legal Opinion Discredits Novartis’ Implications That It Would Be Able to Unilaterally Impose the Merger on Alcon’s Minority Shareholders Irrespective of the IDC’s Position

o	IDC Reiterates That Novartis’ Grossly Inadequate Merger Proposal Has Meaningfully Deteriorated in Value

HUENENBERG, Switzerland – June 28, 2010 – The Alcon Independent Director Committee (the “IDC”) announced today that Professor Hans Caspar von der Crone, a leading Swiss legal and corporate governance expert, has concluded that a recommendation by the IDC is an indispensable first step before the board of Alcon, Inc. (“Alcon”) can decide on the merger proposal of Novartis AG (“Novartis”). This conclusion refutes Novartis’ public implications that it would be able to unilaterally impose the merger irrespective of the IDC’s position once Novartis becomes Alcon’s majority shareholder.

A full copy of the legal opinion is available on the IDC’s website: www.transactioninfo.com/alcon

In his legal opinion, Professor von der Crone confirmed the IDC’s rights and obligations under Swiss law and, in doing so, supported many of the legal arguments previously put forth by the IDC. In concluding that “the Alcon board will not be able to validly decide on Novartis’ merger proposal without the IDC’s prior recommendation of that proposal,” Professor von der Crone reasoned in particular that:

➢	A board with a majority of its members appointed by the company’s majority shareholder is clearly conflicted with respect to a merger between the company and such majority shareholder.
➢
A merger agreement signed on the basis of the decision of a conflicted board will not be legally effective if the counterparty to the agreement was aware of the conflict of interests at the board level. Thus, a merger agreement between Alcon and Novartis will not be legally effective if it is approved by a conflicted Alcon board only, because Novartis, after having appointed the conflicted directors to the Alcon board, is fully aware of the conflict of interests within the Alcon board.

➢	A decision of a conflicted board will only be valid if the conflict of interests at the board level has been cured by implementing specific measures.
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➢
The Alcon board (comprising a Novartis appointee) unanimously established in 2008 the requirement for the IDC’s prior recommendation as the means of resolving conflicts of interests in situations such as the proposed merger between Alcon and Novartis.

➢	The IDC’s powers cannot be abolished or amended without the consent of the members of the IDC.

The IDC commissioned Professor von der Crone, as an independent third party and expert in Swiss corporate law and corporate governance best practices, to review all relevant corporate documents and issue a legal opinion as to the internal approval process that must be followed by Alcon in connection with Novartis’ merger proposal. Hans Caspar von der Crone is a Professor for Private, Commercial and Corporate Law at the University of Zurich (Ordinarius). He graduated from the University of Zurich and from Yale Law School. Professor von der Crone was Chairman of the Swiss Takeover Board from 1999 through October 2005 and before that he was a member of the Commission of Regulation of the Swiss Stock Exchange, the supervisory body that preceded the Swiss Takeover Board. He is also a member of several boards and professional organizations and a successfully practicing attorney in particular in the fields of Corporate and Commercial Law, Capital Market and Securities Law.

Thomas G. Plaskett, Chairman of the IDC, said, “Since the beginning of this process, the IDC has asserted that all roads lead to the independent directors. While we continue to hope that we can reach a negotiated deal, Professor von der Crone’s legal opinion makes clear that, regardless of Novartis’ ultimate course of action, the IDC’s recommendation is a mandatory step prior to the consummation of Novartis’ merger proposal. The independent directors have a duty to protect the rights of Alcon and its minority shareholders, and we are committed to taking all available and appropriate actions to do so.”

Mr. Plaskett added, “Further, any action that Novartis might take for the purpose of circumventing the minority protections embodied in the current IDC would result in the same conflict of interests as taking the prohibited actions directly.”

Information on the work conducted by the IDC (including the IDC’s comments on RiskMetrics’ analysis) has been published on the IDC’s website: www.transactioninfo.com/alcon (see in particular the IDC’s press releases dated January 20 and February 17).

The value of Novartis’ proposal, which was deemed grossly inadequate by the IDC and its advisors, has steadily deteriorated since it was first announced. As of June 25, 2010, the Novartis proposal of 2.8 Novartis shares for each Alcon share is valued at $136.78 per Alcon share, highlighting the inferiority of the consideration offered to the minority shareholders relative to the cash that Nestlé S.A. is receiving. The current value of Novartis’ merger proposal represents an approximately 25% discount to the $181.71 in cash (including interest to be paid to Nestlé S.A., computed through the end of August 2010) that Novartis has agreed to pay Nestlé S.A. for their 52% control stake in Alcon. It also represents a 17% and 15% discount to Alcon’s closing prices one day and one month before the proposal was announced, respectively. Meanwhile, Alcon’s performance remains strong, having exceeded analyst estimates in each of the past two quarters that it has reported since the merger proposal was first announced.
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Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as financial and legal advisors to the IDC.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the IDC as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the IDC will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.